Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd. (the “Company”)

Suite 1625 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

September 28, 2026

Item 3.	News Release

The news release was disseminated by Globe Newswire on September 28, 2026, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

Smackover Lithium, a partnership between the Company, through its subsidiaries, and Equinor, through subsidiaries of Equinor ASA, announced that it has amended its binding commercial offtake agreement (the “Agreement”) with Trafigura Trading LLC (“Trafigura”) for the South West Arkansas Project (the “SWA Project”).

Item 5.	Full Description of Material Change

Smackover Lithium announced that it has amended its binding Agreement with Trafigura for the SWA Project. The amendment provides the additional offtake volumes targeted to complete the SWA Project’s customer offtake process and move to finalize the ongoing debt financing process.

Under the amended terms of the Agreement, Smackover Lithium now has the option, at its own election, to supply Trafigura with up to an additional 4,000 metric tonnes of battery-quality lithium carbonate in each year of the 10-year Agreement beginning at the start of commercial production. Combined with the initial 8,000 metric tonnes per year commitment under the Agreement, the maximum possible volumes to be delivered to Trafigura on a take-or-pay basis has increased to 12,000 metric tonnes of battery-quality lithium carbonate per year. Pricing and other key commercial terms remain subject to confidentiality.

The amended Agreement also provides valuable production flexibility for the SWA Project. Because the additional volume is deliverable solely at Smackover Lithium’s election, it retains the ability to allocate that volume to other strategic customers in the future if a superior commercial or strategic opportunity emerges. Importantly, an additional offtake agreement is not required to move forward with the SWA Project financing process.

The target for the SWA Project was to secure customer offtake agreements for roughly 80% (18,000) of the 22,500 tonnes of annual nameplate lithium carbonate capacity in its initial phase. Together with the recently announced binding take-or-pay agreement with LG Energy Solution for 8,000 metric tonnes per year, total possible commitments have now reached 20,000 metric tonnes of battery-quality lithium carbonate per year, exceeding the initial target.

Smackover Lithium now has sufficient offtake commitments to focus on finalizing its SWA Project debt financing efforts. Due diligence and other customary processes in furtherance of SWA Project financing are well underway with three major Export Credit Agencies. The SWA Project continues to target a senior secured, limited recourse debt financing package of around $1.1 billion as outlined in its financing update on December 9, 2025.

Having successfully completed the commercial offtake workstream, Smackover Lithium continues to target a Final Investment Decision (“FID”) on the SWA Project later this year before moving promptly into construction. This would enable first commercial production of battery-quality lithium carbonate in 2029.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

David Park

Chief Executive Officer

(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

October 14, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the SWA Project, the Agreement’s ability to move the SWA Project towards FID and commercial production on the timelines anticipated, the expectation that the SWA Project will provide Trafigura with a long-term, reliable supply of U.S. based and sustainably-produced battery-quality lithium carbonate, the amended Agreement’s ability to provide ongoing production flexibility, the ability of the SWA Project to supply up to 12,000 metric tonnes per year of battery-quality lithium carbonate to Trafigura and up to 20,000 metric tonnes to all its offtake customers, generally, the ability to secure debt financing on terms and timelines acceptable to the Company, including the ability to obtain a debt financing package in the range of $1.1 billion, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.